SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 2, 2020

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

2 March 2020

Transaction in Own Shares

Smith & Nephew plc (the "Company") has today cancelled 649,529 of its ordinary shares of US 20¢ each ("Shares") previously held in Treasury. These Shares were issued in connection with employee share schemes in Quarter 4 2019 and have been purchased as part of a programme to keep the total issued share capital broadly constant.

Following the cancellation of these Shares the Company holds 10,046,615 of its shares in Treasury. The Company's issued share capital, with one voting right per share consists of 874,616,025 ordinary shares of US20¢ each. This is the figure which should be used by shareholders as the denominator when determining whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of LR 12.6.4.

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc
Tel: 01923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 2, 2020

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary